

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 15, 2022

Lars Barstad
Principal Executive Officer
Frontline Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

      **Re: Frontline Ltd.**
          **Amendment No. 1 to Registration Statement on Form F-4**
          **Filed November 1, 2022**
          **File No. 333-267407**

Dear Lars Barstad:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-4

Taxation
Material Tax Consequences of the Redomiciliation, page 108

1.    We note your disclosure that in relation to Cyprus tax law provisions, no taxing circumstances arise at the time of the Redomiciliation of Frontline (Cyprus) and, consequently, no tax liabilities arise as a result of any provision under Cyprus tax law. However, we note that your Cyprus tax opinion filed in Exhibit 8.2 provides that the statements under the captions "Material Tax Consequences of the Redomiciliation" and "Taxation—Cyprus Taxation" is "accurate in all material respects." This statement fails to identify the specific tax issue on which counsel is opining. Please have your Cyprus counsel file a revised opinion that opines on the tax consequences of the

transaction, not the manner in which they are described in the prospectus. See Item 601(b)(8) of Regulatory S-K and for guidance, refer to Section III.C of Staff Legal Bulletin No. 19 (October 14, 2011).

Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Kevin Dougherty, Staff Attorney at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Keith Billotti